Exhibit 3.3

PROMISSORY NOTE

Amount: $350,000.00	Date: March 1st, 2024

Lion Power Systems (NV), Inc., a Nevada corporation, located at 3321 E. Princess Anne Road, Suite 1B, Norfolk, VA 23502 (“Borrower”), in consideration of a loan of Two Hundred Thousand Dollars ($200,000.00) does hereby promise to pay to the order of James S. Coleman (“Holder”) the sum of Three Hundred Fifty Thousand Dollars ($350,000.00) on or before September 1st, 2024. In the event that Borrower receives funding prior to this date, it may elect to pre-pay this Note.

WIRING INSTRUCTIONS:

JP Morgan Chase Bank, N.A.

410 Northern Blvd.

Great Neck, NY 11021

ABA# 021000021

Account# 572820382

DEFAULT: The Borrower shall be in default of this Note upon the occurrence of any of the following events: (i) the Borrower shall fail to meet its obligation to make the required principal repayment; (ii) the Borrower shall make an assignment for the benefit of creditors or shall be unable to, or shall admit in writing their inability to pay their debts as they become due; (iii) the Borrower shall commence any case, proceeding, or other action under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors, or any such action shall be commenced against the undersigned; (iv) the Borrower shall suffer a receiver to be appointed for it or for any of its property or shall suffer a garnishment, attachment, levy or execution.

Furthermore, in the event of the Borrower shall fail to make the required principal repayment on or before September 1st, 2024, then it shall pay Holder interest in the amount of 1.5% per month on any unpaid portion of the principal amount.

PLACE FOR PAYMENT. Borrower promises to pay to the order of Holder at an address or banking institution as directed by Holder.

ATTORNEY’S FEES. If this Note is given to an attorney for collection or enforcement, or if suit is brought for collection or enforcement, or if it is collected or enforced through přobate, bankruptcy, or other judicial proceeding, then Borrower shall pay Holder all costs of collection and enforcement, including reasonable attorney’s fees and court costs in addition to other amounts due.

REMEDIES: Upon default of this Note, Holder may declare the entire amount due and owing hereunder to be immediately due and payable. Holder may also use all remedies in law and in equity to enforce and collect the amount owed under this Note, including attachment of all assets, including but not limited to real property, businesses, etc.

GOVERNING LAW: This transaction is governed by the laws of the State of New York and the parties agree to the exclusive jurisdiction of the courts located in the State of New York for the purpose of any suit, action, proceeding or other dispute arising out of this transaction.

BORROWER: Lion Power Systems (NV), Inc.

By:	/s/ James S. Coleman
James S. Coleman, Chief Executive Officer

By:	/s/ Peter Lau
Peter Lau, Chief Financial Officer